NO ACT

DC
P.E.
12-21-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08024808

Received SEC

FEB 05 2008

Washington, DC 20549

February 5, 2008

Dennis J. Block
Cadwalader, Wickersham & Taft LLP
One World Financial Center
New York, NY 10281

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/5/2008

Re: The Bear Stearns Companies Inc.
Incoming letter dated December 21, 2007

Dear Mr. Block:

This is in response to your letter dated December 21, 2007 concerning the shareholder proposal submitted to Bear Stearns by the Massachusetts Laborers' Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
FEB 13 2008
THOMSON
FINANCIAL

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Thomas P.V. Masiello
Administrator
Massachusetts Laborers' Pension Fund
14 New England Executive Park, Suite 200
P.O. Box 4000
Burlington, MA 01803-0900

CADWALADER

Cadwalader, Wickersham & Taft LLP
New York London Charlotte Washington Beijing

One World Financial Center, New York, NY 10281
Tel 212 504 6000 Fax 212 504 6666
www.cadwalader.com

1934 Act/Rule 14a-8(i)(3), 14a-8(i)(6), 14a-8(i)(7) and 14a-8(i)(10)

December 21, 2007

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re: The Bear Stearns Companies Inc. Stockholder Proposal

Ladies and Gentlemen:

On behalf of The Bear Stearns Companies Inc., a Delaware corporation (the "Company"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we respectfully request the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the stockholder proposal described below (the "Proposal") is excluded from the Company's proxy statement for the Company's 2008 Annual Meeting of Stockholders (the "Proxy Statement"). The Annual Meeting is scheduled for April 16, 2008. A copy of the Proposal is attached hereto. As required by Rule 14a-8(j), six copies of this letter, including all attachments, are enclosed.

We are also sending a copy of this letter to the Massachusetts Laborers' Pension Fund to notify them of the Company's intention to omit the Proposal from the Proxy Statement.

A. Factual Background

On November 28, 2007, the Company received a stockholder proposal from the Massachusetts Laborers' Pension Fund (the "Proponent"). The Proposal reads as follows:

> "RESOLVED: that the shareholders of the Bear Stearns Companies, Inc. ("Bear Stearns" or "the Company") request that the Board of Directors prepare and provide to shareholders a report discussing its potential financial exposure as a result of the mortgage securities crisis, including the following:

Dennis J. Block Tel 212 504 5555 Fax 212 504 5557 dennis.block@cwt.com

1. A discussion of what percentage of the Company's mortgage originations and/or mortgage securitizations could be categorized as subprime, Alt-A or other non-agency loan types;

2. A discussion of the long-term strategic and financial implications of the Company's recent decision to reduce its resources and capacity in the subprime area and, [*sic*]

3. A discussion of what the Company anticipates will be its ultimate realized losses related to the mortgage securities crisis.

The report should be prepared at reasonable cost, omit proprietary information, and be distributed to shareholders within six months of the Company's annual meeting in the manner deemed most efficient by the Company.

The Proponent also included a supporting statement. The Proponent's full letter is attached hereto as Exhibit A.

B. Reasons for Omission

The Company believes that the Proposal may be properly omitted from the Proxy Statement for the reasons discussed below.

1. *The Proposal May be Excluded Because the Company has Substantially Implemented the Proposal.*

Under Rule 14a-8(i)(10), a shareholder proposal is excludable from a company's proxy materials if the company has already substantially implemented the proposal. The Staff has stated that even if company practice does not mirror the proposal exactly, exclusion may be appropriate if the proposal's purpose has been substantially implemented by the company. *See, e.g.*, Masco Corporation (Mar. 29, 1999) (shareholder proposal rendered moot by Board action on resolution similar to shareholder proposal with amendments); Capital Cities/ABC, Inc. (Feb. 29, 1988) (finding basis for view that proposal to hire ombudsman was rendered moot by employment of Vice President of News Practices). Additionally, the Staff has permitted exclusion of a proposal where the company has implemented a number, but not all, of the parts of a multi-part proposal. Columbia/HCA Healthcare Corp. (Feb. 18, 1998) (proposal to establish healthcare compliance committee rendered moot by establishment of ethics committee with similar responsibilities). The Staff has stated that "a determination that the Company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." Texaco, Inc. (March 28, 1991). The Staff has also determined that a stockholder proposal has been "substantially implemented" and may be excluded from a company's proxy statement when the company can demonstrate that it has already taken actions to address the substance of a shareholder proposal. *See, e.g.*, ConAgra Foods, Inc. (June 20, 2005) (permitting exclusion of a proposal requesting a sustainability report, including a company-wide review of related company policies and practices, where the company already posted on its website a report that addressed social, environmental and workplace policies), Nordstrom Inc. (February 8, 1995) (proposal that the company commit to a code of conduct and submit a report to shareholders describing the Company's supplier policy and compliance efforts was substantially covered by existing company guidelines and was therefore excludable as moot) and The Gap, Inc. (March 8, 1996) (proposal that the company adopt guidelines that were substantially implemented was rendered moot).

The Company is required, pursuant to Section 303 of Regulation S-K, to disclose in its reports on Forms 10-Q and 10-K any trends or uncertainties that will have a material unfavorable impact on revenues or income from continuing operations, any significant economic changes that have materially affected the amount of reported income from continuing operation, any uncertainties or events that are reasonably likely to result in the registrant's liquidity decreasing in any material way and any known trends materially favorable or unfavorable in the registrant's capital resources which include changes in equity, debt and any off-balance sheet financing arrangements. The Proposal calls for the Company to provide a report discussing its "potential financial exposure as a result of the mortgage securities crisis." The Company has already substantially provided this information in its reports on Forms 8-K and 10-Q. With respect to the discussion of the Company's "potential financial exposure as a result of the mortgage securities crisis" called for by the Proposal, the Company already reported on its Form 10-Q for the quarterly period ended August 31, 2007 the fact that the Company recognized approximately $700 million in net inventory markdowns during the quarter ended August 31, 2007 primarily related to losses experienced in the mortgage-related and leveraged finance areas. In addition, the Company has previously disclosed on its Form 8-K filed on November 15, 2007 that as of August 31, 2007, the Company had total ABS CDO related exposures of approximately $2 billion, which consisted of $963 million of AAA super senior, $165 million below AAA and $944 million of CDO Warehouse; that these positions had been materially reduced through November 9, 2007; that the CDO Warehouse exposure as of August 31, 2007 had essentially been liquidated or converted into CDO's; that the Company's overall CDO position as of November 9, 2007 was $884 million, down from approximately $2 billion as of August 31, 2007; and that during the period between August 31, 2007 and November 9, 2007, the Company significantly increased its short subprime exposures reducing the August 31, 2007 net exposure of approximately $1 billion to a negative $52 million net exposure as of November 9, 2007. Moreover, the Company's report on Form 8-K filed on November 15, 2007 also disclosed that, with respect to the "potential financial exposure as a result of the mortgage securities crisis" called for by the Proposal, "the Company will be taking a net write-down of approximately $1.2 billion on these positions and others in our mortgage inventory. Net of tax, this write down is approximately $700 million." Additionally, the Company's report on Form 8-K filed on December 21, 2007 disclosed that as of November 30, 2007, the Company had total ABS CDO related exposures of approximately $755 million, which consisted of $765 million of AAA super senior and a negative $10 million below AAA, and that the Company's short subprime exposures as of November 30, 2007 consisted of a negative $582 million net exposure. The Company's report on Form 8-K filed on December 21, 2007 further disclosed that the Company had taken total write-downs of approximately $1.9 billion in mortgage inventory net of hedges. The Company considers information called for by the Proposal regarding the "percentage of the Company's mortgage originations and/or mortgage securitizations that could be categorized as subprime, Alt-A or other non-agency loan types" and the information called for by the Proposal regarding the "long-term strategic implications" to be proprietary, and the Proposal provides that the requested report should "omit proprietary information". Therefore, the Proposal should be excludable pursuant to Rule 14a-8(i)(10), because the Company has already substantially implemented the Proposal.

2. *The Proposal May be Omitted from the Proxy Statement Pursuant to Rules 14a-8(i)(3) and 14a-8(i)(6): The Proposal is Vague and Indefinite and, therefore, the Company would Lack the Power or Authority to Implement it.*

Rule 14a-8(i)(3) provides that a registrant may exclude a proposal if it violates the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff has determined that a proposal is excludable under this rule if it is "so inherently vague and indefinite that neither the stockholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Philadelphia Electric Company (July 30, 1992); *see also* Bristol-Myers Squibb Co. (February 1, 1999) (the Staff permitted exclusion of a proposal which was so vague that it precluded shareholders from determining with reasonable certainty either the meaning of the resolution or the consequences of its implementation) and Microlog Corporation (December 22, 1994) (a proposal that recommended that a company pay bonuses, etc. based on a very convoluted formula could be excluded as vague and indefinite). Furthermore, Rule 14a-8(i)(6) allows for the exclusion of a shareholder proposal if the company lacks the power or authority to implement it. The Staff has previously held that a proposal may be omitted under Rule 14a-8(i)(6) where the proposal is so vague and indefinite that the company is unable to determine what actions are required by the proposal and, as such, the proposal is "beyond the [company's] power to effectuate." Int'l Business Machines Corporation (January 14, 1992) (permitted the exclusion of a resolution stating only that "It is now apparent that the need for representation has become a necessity."); *see also* The Southern Company (February 23, 1995) (permitted the exclusion of a proposal recommending that the company take the essential steps to ensure the highest standards of ethical behavior of employees appointed to serve in the public sector without providing any suggestions on how to achieve such an objective).

The Proposal is indefinite because it, by its own terms, is inherently contradictory. According to the Proposal, the Company is, at the same time, required to provide information and permitted to exclude the same information. The Proposal states that the Company may "omit proprietary information." To the extent the information requested in the Proposal is not already disclosed by the Company in its reports on Forms 8-K, 10-Q and 10-K, the information requested by the Proposal is proprietary, so the Proposal essentially requests the Company to produce a report excluding the very substance of the report. The "discussion of what percentage of the Company's mortgage originations and/or mortgage securitizations could be categorized as subprime, Alt-A or other non-agency loan types" called for by the Proposal requests proprietary information of the Company. In addition, the discussion of the "long-term strategic...implications of the Company's recent decision to reduce its resources and capacity in the subprime area" and the "ultimate realized losses related to the mortgage securities crisis" called for by the Proposal is inherently vague and unknowable by the Company. Thus, the terms of the Proposal are so vague and ambiguous that it is impossible for the Company to be able to ascertain with any reasonable certainty the exact actions that it would be required to take with respect to the Proposal. If the Company were to implement the Proposal as drafted, it would issue a report excluding substantially all of the information sought for by the Proposal; this could result in a significantly different outcome than that envisioned by the shareholders voting on the Proposal. Therefore, the Proposal can be excluded under the Staff's interpretations of Rules 14a-8(i)(3) and 14a-8(i)(6).

3. *The Proposal Relates to Ordinary Business Matters.*

Rule 14a-8(i)(7) provides that a company may exclude a proposal if it relates to the company's ordinary business operations. The Commission has indicated that where a proposal requires the preparation of a report on a particular aspect of a company's business, the Staff will consider whether the subject matter of the report relates to the conduct of ordinary business operations. *See* Exchange Act Release No. 34-20091 (August 16, 1983). A shareholder proposal is considered "ordinary business" when it relates to matters that are so fundamental to management's ability to run a company on a day-to-day basis that they are not appropriate for shareholder oversight. Exchange Act Release No. 34-40018 (May 21, 1998).

The Commission has consistently found that proposals seeking additional detailed disclosure (whether in Exchange Act filings or special reports) may be excluded under Rule 14a-8(i)(7) (or its predecessor Rule 14a-8(c)(7)). Johnson Controls, Inc. (October 26, 1999); *see also* J.P. Morgan Chase & Co. (February 28, 2001) (a proposal requesting detailed disclosure regarding the risks of inflation and deflation on the company's financial condition was excludable because it related to the company's ordinary business); BankAmerica Corporation (February 8, 1996) (a proposal requesting that the company's governing instruments be amended to require detailed disclosure regarding the company's reserve accounts because the shareholder could not determine the "true profitability of BAC" based on the current disclosures was excludable because it related to the format and content of the company's periodic reports). In addition, the Staff has held that the determination of whether, and what, steps should be taken to enhance a Company's financial performance and the determination and implementation of a company's investment strategies are matters relating to the ordinary business operations and are therefore excludable under Rule 14a-8(i)(7). Ohio Edison Company (February 3, 1989); *see also* General Motors Corporation (March 31, 1988) (decisions regarding investment and application of corporate assets are matters relating to the ordinary business operations of the company). The Staff has agreed that a proposal may be excluded under Rule 14a-8(i)(7) where it deals with ordinary business matters of a complex nature that shareholders, as a group, would not be qualified to make an informed decision on, due to their lack of business expertise. *See* SEC Release No. 34-129999 (November 22, 1976).

The Proposal seeks an assessment of the Company's financial exposure in the mortgage securities market. This Proposal falls squarely within the scope of the Company's ordinary business operations, as interpreted by the Commission, and should be excludable pursuant to Rule 14a-8(i)(7). The additional detailed disclosure requested regarding the Company's involvement in "mortgage securities" closely parallels the additional requested disclosure regarding the risks of inflation and deflation in *J.P. Morgan*. The Company makes decisions regarding the desired allocation of its assets on a daily basis in the ordinary course of business. Moreover, as the Commission stated in *General Motors Corporation*, the investment of corporate assets is a matter of ordinary business to be determined by the Company. By requesting a report from the Company detailing its involvement with a particular asset, the Proponent is, in essence, requesting that the Company engage in a discussion with its shareholders of its investment strategy and the financial impact on the Company of the "mortgage securities downturn." The Proposal may be viewed as an attempt to second-guess the Company and to substitute the judgment of the shareholders for that of management and the board of directors on the Company's complex decisions regarding its investment strategy. As the Staff has previously decided, the investment decisions of a company are fundamental to, and indeed the very essence of, its business and should not be decided by its shareholders. Making investment decisions and monitoring financial risks are tasks for the Company's management and board of directors, and they are a part of the conduct of the Company's ordinary, every-day business. Furthermore, the complex nature of the Company's investments are such that we believe shareholders, due to their lack of business experience, would not be qualified to make an informed decision on the matter.

Additionally, the Company believes that the Proposal is distinguishable from the request for no-action letter submitted by Beazer Homes on October 15, 2007. In Beazer, the proponent's reply to Beazer's request for no action focused on the fact that the request for the report on Beazer's "mortgage originations in subprime, Alt-A, jumbo and "exotic" mortgages, including piggyback/second mortgages, interest only loans, negative amortization loans and low/no documentation loans" clearly transcended the company's ordinary business operations because of the extraordinary challenges that Beazer faced. Beazer Homes USA, Inc. (November 30, 2007). The Company does not face the extraordinary challenges that confront Beazer. Beazer is the subject of a joint investigation by the Federal Bureau of Investigation, the Internal Revenue Service and the Justice Department, the subject of a Securities and Exchange Commission formal investigation, experienced revenue declines of 31.4% for the six months ended March 31, 2007, reduced its workforce by 25%, suspended its dividend and faces bankruptcy rumors and restated earnings relating to fiscal years 2004-2006 and the interim periods of fiscal 2006 and fiscal 2007. Moreover, Beazer's business consists of only home design and construction and mortgage origination and title insurance services for its home buyers. The Company, on the other hand, is a fully diversified financial institution with business lines that include institutional equities, fixed income, investment banking, global clearing services, asset management, and private client services. Making investment decisions and monitoring the financial risks with respect to the Company's mortgage origination and securitization activities are part of the conduct of the Company's ordinary, every-day business. In addition, mortgage origination and securitization is only one aspect of the Company's business and, as such, any challenges with respect to this segment of the business would not impact the Company to the same extent that Beazer has been impacted. The Company has not had to face the extraordinary challenges faced by Beazer and, therefore, is distinguishable from Beazer. The Proposal should be excludable as relating to ordinary business matters.

The Company is aware that the Staff will make an exception if the proposal pertains to significant social policy issues. In this instance, however, the Proposal seeks only a report detailing the Company's involvement with a particular asset. The standard with regard to exclusion of a proposal pursuant to Rule 14a-8(i)(7) is not whether the proposal may be construed as tangentially relating to a significant social policy issue, but whether the proposal requests action in furtherance of a significant social policy issue. *See* Weatherford International Ltd. (February 25, 2005) and Washington Mutual Inc. (March 6, 2002). In *Weatherford International Ltd.*, the Staff agreed that the company could omit a proposal to report on the impact of its reorganization from the United States to Bermuda pursuant to Rule 14a-8(i)(7). The Staff concurred with Weatherford International's argument that social policy issues are not raised when a proposal requests an evaluation of essentially ordinary business activities. In *Washington Mutual, Inc.*, the company was permitted to exclude a proposal that requested, among other things, a report on the company's policy regarding "speculative real estate development." Washington Mutual commented that the proposal did not involve a request to institute a broad or fundamental corporate policy regarding a social policy issue, but simply sought a report evaluating the impact of undertaking real estate development projects on the company's performance.

Here, as in *Weatherford International Ltd.* and *Washington Mutual, Inc.*, the Proposal does not request any action in furtherance of a significant social policy issue. In addition, as discussed earlier, we believe that making investment decisions and monitoring investments involve a number of day-to-day matters that are best left to management and the board of directors of the Company. Therefore, the Proposal should be excludable as relating to ordinary business matters.

C. Request

Based on the foregoing, the Company believes that it may omit the Proposal from the Proxy Statement, and we respectfully request that the Staff not recommend any enforcement action if the Proposal is omitted from the Proxy Statement. If you have any questions or if the Staff is unable to concur with our conclusions without additional information or discussion, we respectfully request the opportunity to confer with members of the Staff prior to the issuance of a written response to this letter. Please do not hesitate to contact me at (212) 504-5555. Thank you for your consideration.

Very truly yours,

Dennis J. Block

Dennis J. Block

cc: Massachusetts Laborers' Pension Fund
Jeffrey Lipman, The Bear Stearns Companies Inc.
Robert K. Kane, The Bear Stearns Companies Inc.

MASSACHUSETTS LABORERS' PENSION FUND

14 NEW ENGLAND EXECUTIVE PARK • SUITE 200
P.O. BOX 4000, BURLINGTON, MASSACHUSETTS 01803-0900
TELEPHONE (781) 272-1000 OR (800) 342-3792 FAX (781) 272-2226

November 28, 2007

<u>Via Facsimile</u>
212-272-8239

Mr. Kenneth L. Edlow
Corporate Secretary
Bear Stearns Companies, Inc.
383 Madison Avenue
New York, NY 10179

Dear Mr. Edlow:

On behalf of the Massachusetts Laborers' Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Bear Stearns Companies, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 600 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact, Jennifer O'Dell, Assistant Director, LIUNA Corporate Affairs Department, at (202) 942-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. O'Dell to the following address: Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Sincerely,

Thomas P.V. Masiello
Administrator

TPVM/gdo
Enclosure

cc: Jennifer O'Dell

Resolved: That the shareholders of Bear Stearns Companies, Inc. ("Bear Stearns" or "the Company") request that the Board of Directors prepare and provide to shareholders a report discussing its potential financial exposure as a result of the mortgage securities crisis, including the following:

1. A discussion of what percentage of the Company's mortgage originations and/or mortgage securitizations could be categorized as subprime, Alt-A or other non-agency loan types;

2. A discussion of the long-term strategic and financial implications of the Company's recent decision to reduce its resources and capacity in the subprime area and,

3. A discussion of what the Company anticipates will be its ultimate realized losses related to the mortgage securities crisis.

The report should be prepared at reasonable cost, omit proprietary information, and be distributed to shareholders within six months of the Company's annual meeting in the manner deemed most efficient by the Company.

<u>Supporting Statement</u>

As long term shareholders, we are concerned about our Company's recent performance. Our Company is a major player in the non-agency mortgage loan area. As major news outlets have reported, these types of loans have suffered major losses over the past year. Our Company has been forced to lay off workers, reduce operations in subprime and other non-agency loan-types and has seen its market cap drop significantly over a short period of time. We are particularly concerned that information about the Company's operations in these areas is not easily accessible to Company shareholders.

According to press reports, our Company was, "...forced to bail out one of its hedge funds that was collapsing because of bad bets on mortgages. It is the biggest rescue of a hedge fund since 1998..."[1] In addition to the failure of this fund and a second fund that also collapsed over the summer, the Company has been forced to take, "a $700 million write-down in the third quarter, related to souring loans and mortgages."[2] For these reasons, shareholders have reason to be concerned and to seek greater information from our Board of Directors.

---

[1] "$3.2 Billion Move by Bear Stearns to Rescue Fund", New York Times, June 23, 2007.

[2] "HSBC and Bear Stearns Increase Loan Write-Downs", New York Times, November 15, 2007.

Shareholders of our Company require transparency so that we may adequately evaluate risk. Currently there is no single source on the Company's balance sheet that provides the requested information to shareholders.

We therefore urge shareholders to vote **FOR** our proposal.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 5, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Bear Stearns Companies Inc.
Incoming letter dated December 21, 2007

The proposal requests that the board prepare and provide to shareholders a report discussing the company's potential financial exposure as a result of the mortgage securities crisis, including information specified in the proposal.

There appears to be some basis for your view that Bear Stearns may exclude the proposal under rule 14a-8(i)(7), as relating to Bear Stearns' ordinary business operations (i.e., evaluation of risk). Accordingly, we will not recommend enforcement action to the Commission if Bear Stearns omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Bear Stearns relies.

Sincerely,

Greg Belliston

Greg Belliston
Special Counsel

END